Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2012	2011	2010	2009	2008
Income before equity in income of unconsolidated joint ventures and gain (loss) on sale of property	$67,963	$40,556	$58,601	$48,499	$34,813
Combined fixed charges and preferred stock dividends	139,137	116,292	107,291	114,454	115,574
Earnings	$207,100	$156,848	$165,892	$162,953	$150,387

Interest incurred	$119,119	$96,253	$88,750	$95,740	$96,606
Amortization of deferred financing costs and other	5,405	3,415	2,401	2,571	2,824
Perpetual Preferred OP unit Distributions	—	2,801	16,140	16,143	16,144
Preferred stock dividends	14,613	13,823	—	—	—
Combined fixed charges and preferred stock dividends	$139,137	$116,292	$107,291	$114,454	$115,574
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.49	1.35	1.55	1.42	1.30